Maxim Group LLC 405 Lexington Avenue New York, New York 10174	WallachBeth Capital, LLC Harborside Financial Center Plaza 5 185 Hudson Street, Suite 1410 Jersey City, New Jersey 07311

October 25, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Joseph McCann

Re:	Guardion Health Sciences, Inc.
Registration Statement on Form S-1 CIK No. 0001642375

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), Maxim Group LLC and WallachBeth Capital, LLC, as representatives of the underwriters, hereby join the request of Guardion Health Sciences, Inc. (the “Company”) that the effective date of the Registration Statement to be filed by the Company on October 25, 2019 be accelerated so that it will become effective at 9:10 a.m. Eastern Time on Monday, October 28, 2019, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Commission under the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the securities in this offering, as many copies of the Preliminary Prospectus, dated October 25, 2019, as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

Maxim Group LLC

By:	/s/ Clifford A. Teller
Name:	Clifford A. Teller
Title:	Head of Investment Banking, Executive Managing Director

WallachBeth Capital, LLC

By:	/s/ Daniel Tapia
Name:	Daniel Tapia
Title:	Chief Compliance Officer